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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -~~48692~~

8-1932₇**ʌʙ**✻
7/31

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/01/07___ AND ENDING ___5/31/08___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DOUGLAS & CO MUNICIPALS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 EAST 60TH STREET RM. 502
                                    (No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DOUGLAS HARRIS   (212) 326-3303
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION   **PROCESSED**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report * **AUG 11 2008**

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA **THOMSON REUTERS**
                          (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ DOUGLAS HARRIS _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ DOUGLAS & CO MUNICIPALS, INC _____ , as of

_____ MAY 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127481
Qualified in Nassau County
Commission Expires May 23, 2009

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOUGLAS & CO. MUNICIPALS, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MAY 31, 2008

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Douglas & Co. Municipals, Inc.:

We have audited the accompanying statement of financial condition of Douglas & Co. Municipals, Inc. as of May 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Douglas & Co. Municipals, Inc. as of May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
June 25, 2008

DOUGLAS & CO. MUNICIPALS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MAY 31, 2008

ASSETS

Cash and Cash Equivalents	$ 201,566
Due from Broker	50,000
Securities owned – at market value	7,647,731
Other assets	96,368
TOTAL ASSETS	**$ 7,995,665**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Due to broker	$ 5,318,182
Accrued expenses payable	134,733
Other liabilities	35,075
TOTAL LIABILITIES	5,487,990

Commitment

Shareholder's equity:	
Preferred stock – $1,000 par value; authorized 200 shares issued and outstanding none	-
Common stock – no par value; authorized 200 shares, issued and outstanding 100 shares	50,000
Retained earnings	2,457,675
TOTAL SHAREHOLDER'S EQUITY	2,507,675
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,995,665

The accompanying notes are an integral part of this financial statement.

DOUGLAS & CO. MUNICIPALS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2008

NOTE 1 - ORGANIZATION

Douglas & Co. Municipals, Inc. (the "Company") is registered as a broker-dealer in municipal bonds with the Securities and Exchange Commission. The clearance and custodial operations of the Company's proprietary transactions are performed by its clearing broker, Pershing, LLC. At May 31, 2008, all of the securities owned by the Company are maintained at this financial institution. The Company has a $50,000 clearing deposit at the clearing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary transactions on a settlement-date basis. For financial statement purposes, the difference between settlement-date and trade-date basis is not material.

Securities owned are valued at market value with unrealized gains or losses reflected in trading income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. However, actual results could differ from these estimates.

NOTE 3 - COMMITMENT

The Company has an operating lease for office space expiring at the latest on March 31, 2012. There is a two year renewal period and a further three year renewal period at the Company's options. The lease contains provisions for escalations based on certain costs incurred by the lessor. Future minimum lease payments under the lease are as follows.

Year Ended
May 31,
2009 $ 115,000

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day-to-day, but as of May 31, 2008, the Company had net capital of $1,911,457 which exceeded minimum requirements by $1,811,457.

NOTE 5 - INCOME TAXES

The Company did not make a provision for regular federal income taxes as a result of a net operating loss carryforward. The Company has net operating loss carryforwards for federal tax purposes of approximately $ 272,000 of which $80,000 expires in the year 2019, $81,000 in 2024, $60,000 in 2025 and $51,000 in 2026. At May 31, 2008, the Company has a gross deferred tax asset of approximately $92,000 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of income consists of the state and local income taxes.

NOTE 6 - PROFIT-SHARING PLAN

The Company maintains a noncontributory profit-sharing plan covering its full-time employees. Contributions are made at the Company's discretion. The Company made a contribution of $154,230 for the year ended May 31, 2008.

